UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 12)

                           Publix Super Markets, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                          (Title of Class of Securities)

                                       None
                                   ------------
                                  (CUSIP Number)

                                December 31, 2004
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   |X|  Rule 13d-1(b)

   |_|  Rule 13d-1(c)

   |_|  Rule 13d-1(d)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13G
CUSIP No.    None                                           Page 2 of 4 Pages
             ----                                               --   --



1     Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Publix Super Markets, Inc. Employee Stock Ownership Plan
      59-1673419

2     Check the Appropriate Box if a Member of a Group

                                                                     (a) ____

                                                                     (b) __x_
3     SEC Use Only



4     Citizenship or Place of Organization

      Employee Benefit Plan (Florida)


Number of
Shares                5  Sole Voting Power                      0
Beneficially
Owned By              6  Shared Voting Power           52,834,249
Each
Reporting             7  Sole Dispositive Power                 0
Person
With:                 8  Shared Dispositive Power      52,834,249


9     Aggregate Amount Beneficially Owned by Each Reporting Person

      52,834,249

10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares   ____

      Not applicable.

11    Percent of Class Represented by Amount in Row (9)

      30.6%

12    Type of Reporting Person

      EP

                                  SCHEDULE 13G
CUSIP No.   None                                           Page 3 of 4 Pages
            ----                                               --   --

Item 1(a).  Name of Issuer:

            Publix Super Markets, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2(a).  Name of Person Filing:

            Publix Super Markets, Inc. Employee Stock Ownership Plan

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2(c).  Citizenship:

            Employee Benefit Plan (Florida)

Item 2(d).  Title of Class of Securities:

            Common Stock, Par Value $1.00 Per Share

Item 2(e).  CUSIP Number:

            None

Item 3. This statement is filed pursuant to Rule 13d-1(b). Check whether the person filing is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F): |X|

Item 4.     Ownership
---------------------

            Information regarding ownership of common stock of the Company:

            (a)   Amount beneficially owned: 52,834,249

            (b)   Percent of class: 30.6%

            (c)   Number of shares as to which the person has:

                 (i)    Sole power to vote or to direct the vote:  0

                 (ii)   Shared power to vote or to direct the vote:  52,834,249

                 (iii)  Sole power to dispose or to direct the disposition of:
                        0

                 (iv) Shared power to dispose or to direct the disposition of: 52,834,249

                                  SCHEDULE 13G
CUSIP No.    None                                           Page 4 of 4 Pages
             ----                                               --   --

     As of December 31, 2004, the Publix Super Markets, Inc. Employee Stock Ownership Plan ("ESOP") was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 52,834,249 shares of the Company's common stock or approximately 30.6% of the total outstanding shares of the Company's common stock.

     Changes that have occurred in the total number of shares of common stock held by the ESOP since the filing of the eleventh amendment to the initial statement are reflected in Schedule 1 attached hereto. All such changes have been in accordance with the terms of the ESOP.


Item 5.  Ownership of Five Percent or Less of a Class
-----------------------------------------------------

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
------------------------------------------------------------------------

     Dividends paid on the Company's common stock and attributable to shares allocated to ESOP participants' accounts may be distributed to such participants as directed by Publix Super Markets, Inc. in accordance with the terms of the Publix Super Markets, Inc. Employee Stock Ownership Trust.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
---------------------------------------------------------------------------
         the Security Being Reported on By the Parent Holding Company or
         ---------------------------------------------------------------
         Control Person
         --------------

     Not applicable.

Item 8.  Identification and Classification of Members of the Group
------------------------------------------------------------------

     Not applicable.

Item 9.  Notice of Dissolution of Group
---------------------------------------

     Not applicable.

Item 10. Certification
----------------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 2005


                                          /s/ Hoyt R. Barnett
                                          -----------------------------
                                          Hoyt R. Barnett, Trustee
                                          Publix Super Markets, Inc.
                                          Employee Stock Ownership Plan

                                   SCHEDULE 1

                    SHARES HELD BY PUBLIX SUPER MARKETS, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN




           Shares       Shares
  Date    Acquired    Disposed of    Balance       Description of Transaction
  ----    --------    -----------    -------       --------------------------

      Beginning Balance              53,514,499
 Jan-04                 288,577      53,225,922    Distributions to participants
 Feb-04                 484,453      52,741,469    Distributions to participants
 Mar-04      1,367                   52,742,836    Special company contribution
 Mar-04  3,528,683                   56,271,519    Company contribution - Publix
                                                   Super Markets, Inc.
 Mar-04     29,101                   56,300,620    Company contribution - Publix
                                                   Alabama, LLC; Publix Asset
                                                   Management Company
 Mar-04                 615,150      55,685,470    Distributions to participants
 May-04                 522,587      55,162,883    Distributions to participants
 Jun-04                 822,022      54,340,861    Distributions to participants
 Aug-04                 414,838      53,926,023    Distributions to participants
 Sep-04                 535,440      53,390,583    Distributions to participants
 Nov-04                 289,887      53,100,696    Distributions to participants
 Dec-04                 286,284      52,814,412    Distributions to participants
 Dec-04     19,837                   52,834,249    Purchase
         ---------    ---------
         3,578,988    4,259,238
         =========    =========